Weed & Co. LLP
4695 MacArthur Court, Suite 1430, Newport Beach, California 92660
Telephone (949) 475-9086 Facsimile (949) 475-9087

March 3, 2008

Ms. Susann Reilly
Securities and Exchange Commission
Division of Corporate Finance100 F. Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Telephone (202) 551-3236
Facsimile (202) 772-9206

RE:	Attitude Drinks Incorporated
Form SB-2/A filed January 28, 2008
File No. 333-148038

Greetings:

On behalf of Attitude Drinks Incorporated (the “Company”) we are responding to the comment letter dated February 25, 2008 from the Division of Corporate Finance. To expedite your review, we have included marked copies of the amendment and this letter that responds to each comment and provides the requested information.

The Company has made revisions to the Registration Statement in response to Staff Comments Nos. 2-7 and explained, in response to Staff Comment No. 1, why the Registration Statement pertains only to securities that are to be offered or sold solely by persons other than the registrant. Further, the Company filed under Form S-1/A based upon the new rules effective February 4, 2008 for smaller reporting companies and elected to retain the disclosure format of Form SB-2 until August 4, 2008.

Staff Comment No. 1. We note that you are registering the sale of 17,396,964 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•  The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•  The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•  The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•  Any relationships among the selling shareholders;

•  The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•  The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•  Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE: The securities covered by the Registration Statement are eligible for registration with the Commission under Section 6 of the Securities Act. Further, the offering is eligible to be made under the plain language of Rule 415(a)(1)(i) of the Securities Act Rules. First, we will respond to the 7 bullet points in Staff Comment No. 1, then we will discuss other factors that lead to the conclusion that the Company may register shares of its common stock to be sold on a delayed or continuous basis by the Selling Security Holders in a secondary offering without limitation.

•  The number of selling shareholders and the percentage of the overall offering made by each shareholder;

The Registration Statement includes a table listing the 8 Selling Security Holders. The percentage of the overall offering (which includes shares of common stock, shares of common stock underlying convertible notes, and shares of common stock underlying warrants) made by each selling security holders is as follows:

51%	Alpha Capital Anstalt (holds convertible notes and warrants)
.002%	Efcor LLC (holds shares of common stock)
.003%	Grushko & Mittman P.C. (holds shares of common stock)
8%	Momona Capital (holds shares of common stock)
13%	Monarch Capital Fund Ltd. (holds convertible notes and warrants)
20%	Whalehaven Capital Fund Limited (holds convertible notes and warrants)
7%	Roy G. Warren (holds shares of common stock, convertible notes and warrants)
1%	SMIVELL LLC (holds shares of common stock)

•  The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

On October 23, 2007, Alpha Capital Anstalt entered into a Subscription Agreement with the Company and received (i) a $300,000 Convertible Note, (ii) a Class A Common Stock Purchase Warrant for 909,091 shares, and (iii) a Class A Common Stock Purchase Warrant for 1,000,000 shares (the “Due Diligence Warrants”). On February 15, 2008, Alpha Capital Anstalt received (i) a $300,000 Convertible Note and (ii) a Class A Common Stock Purchase Warrant for 909,091 shares. The Registration Statement includes 8,818,182 shares for Alpha Capital Anstalt, (i) 2,818,181 shares underlying the Class A Common Stock Purchase Warrants, (ii) 2,818,181 shares underlying the Class B Common Stock Purchase Warrant (per the terms of the Class A Warrant, upon exercise, the holder gets one Warrant Share and one Class B Warrant), (iii) 1,818,181 shares underlying the Convertible Notes based upon the Fixed Conversion Price of $.33 per share, and (iv) 1,363,637 shares as the 75% additional shares that must be registered under the Subscription Agreement.

On October 23, 2007, Whalehaven Capital Fund Limited entered into a Subscription Agreement with the Company and received (i) a $150,000 Convertible Note and (ii) a Class A Common Stock Purchase Warrant for 454,545 shares. On February 15, 2008, Whalehaven Capital Fund Limited received (i) a $150,000 Convertible Note and (ii) a Class A Common Stock Purchase Warrant for 454,545 shares. The Registration Statement includes 3,409,090 shares for Whalehaven Capital Fund Limited, (i) 909,090 shares underlying the Class A Common Stock Purchase Warrants, (ii) 909,090 shares underlying the Class B Common Stock Purchase Warrant, (iii) 909,090 shares underlying the Convertible Notes based upon the Fixed Conversion Price of $.33 per share, and (iv) 681,819 as the 75% additional shares.

On October 23, 2007, Roy G. Warren entered into a Subscription Agreement with the Company and received (i) a $50,000 Convertible Note and (ii) Class A Common Stock Purchase Warrant for 151,515 shares. On February 15, 2008, Roy G. Warren received a (i) $50,000 Convertible Note and (ii) Class A Common Stock Purchase Warrant for 151,515 shares. The Registration Statement includes 1,136,364 shares for Roy G. Warren, (i) 303,030 shares underlying the Class A Common Stock Purchase Warrants, (ii) 303,030 shares underlying the Class B Common Stock Purchase Warrant, (iii) 303,030 shares underlying the Convertible Notes based upon the Fixed Conversion Price of $.33 per share, and (iv) 227,273 as the 75% additional shares.

On October 23, 2007, Monarch Capital Fund Ltd. entered into a Subscription Agreement with the Company and received (i) a $100,000 Convertible Note and (ii) Class A Common Stock Purchase Warrant for 303,030 shares. The Registration Statement includes 2,272,728 shares for Monarch Capital Fund Ltd., (i) 303,030 shares underlying the Class A Common Stock Purchase Warrants issued October 23, 2007, (ii), 303,030 shares underlying the Class A Common Stock Purchase Warrants that will be issued at a subsequent closing date, (iii) 303,030 shares underlying the Class B Common Stock Purchase Warrants issued October 23, 2007, (iv), 303,030 shares underlying the Class B Common Stock Purchase Warrants that will be issued at a subsequent closing date, (v) 303,030 shares underlying the Convertible Note issued October 23, 2007, (303,030 shares underlying the Convertible Note that will be issued at a subsequent closing date, and (vi) 454,545 as the 75% additional shares. Monarch Capital Fund Ltd. did not waive having the Registration Statement declared effect as a condition precedent to the Second Closing under the Subscription Agreement. As such, Monarch Capital Fund Ltd. did not participate in the $500,000 funding on February 15, 2008 with Alpha Capital Anstalt, Whalehaven Capital Fund Limited and Roy G. Warren.

On October 23, 2007, SMIVEL LLC acquired the 200,000 shares that are included in the Registration Statement in a private transaction from Roy G. Warren.

On October 23, 2007, Grushko & Mittman, P.C. acquired the 60,600 shares included in the Registration Statement as partial payment of legal fees payable to the Investor’s counsel under the Subscription Agreement (the “Legal Fee Shares”).

On October 23, 2007, Efcor, LLC acquired the 30,000 shares included in the Registration Statement under the Subscription Agreement (a portion of the Purchase Shares).

On October 23, 2007, Momona Capital acquired the 1,470,000 shares included in the Registration Statement under the Subscription Agreement (a portion of the Purchase Shares).

•  The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

Roy G. Warren is an affiliate of the Company because he is an executive officer, director and greater than 10% owner of the Company. None of the other Selling Security Holders are affiliates of the Company. Various terms in the Subscription Agreement, Convertible Notes, and Warrants limit conversion of the Convertible Notes and exercise of the Warrants so that none of the holders can acquire more than a 9.99% beneficial ownership interest in the common stock of the Company. See Section 3.2 of the Convertible Notes and Section 10 of the Warrants. None of the other Selling Security Holders is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Company.

•  Any relationships among the selling shareholders;

Grushko & Mittman, P.C. served as legal counsel for the Investors. Some of the Selling Security Holders have participated in funding transactions for other public and private issuers, but there is no relationship beyond participating in similar funding transactions. Roy G. Warren, while acting as CEO of Bravo Brands! Inc., participated in funding transactions with some of the Selling Security Holders, and Mr. Warren is personally acquainted with employees of the Selling Security Holders.

•  The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

There is no trading market for shares of the Company’s common stock. The Company is required to select a proposed Maximum Aggregate Offering Price in order to calculate the fees payable to the Commission upon the filing of the Registration Statement. A comparison of the net proceeds received to date by the Company from the Selling Security Holders to the number of shares included in the Registration Statement is a comparison without meaning. For example, SMIVEL, LLC is a Selling Security Holder, but delivered no proceeds to the Company because SMIVEL, LLC acquired its 200,000 shares of common stock directly from Mr. Roy G. Warren.. Likewise, Grushko & Mittman, P.C. is a Selling Security Holder, but delivered no proceeds to the Company because Grushko & Mittman, P.C. obtained its shares by agreeing to take a portion of its fees as legal counsel in shares of the Company’s common stock. If the 60,600 shares Grushko & Mittman, P.C. took for fees is assigned no value because no proceeds were delivered to the Company and compared to the dollar value being registered for Grushko & Mittman, P.C. with such dollar value calculated on the proposed Maximum Aggregate Offering Price of $.50 per share (estimated by the Company because there is no trading market for the common stock), you obtain the absurd result of $0 compared to $30,300. Lastly, while the Subscription Agreement irrevocably commits the Investors to fund the Second Closing immediately following the effective date of the Registration Statement, the comparison requested necessarily excludes a portion of the proceeds the Company will receive in the future.

Although, in our view, the comparison lacks meaning, set forth below is the requested comparison. In making the requested comparison, we are forced by the lack of a trading market to value the shares included in the Registration Statement using $.50 per share (i.e., the proposed Maximum Aggregate Offering Price). 17,396,964 shares included in the Registration Statement times $.50 per share equals $8,698,482 compared to $991,238 the net proceeds received to date by the Company from the Selling Security Holders.

•  The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise.

This factor is explained more fully below. Under the Convertible Notes, no payments are due until October 23, 2008. However, following the effective date of the Registration Statement and at the option of the Company, the Convertible Notes can convert at the Fixed Conversion Price of $.33 per share until October 23, 2008. Based upon the proposed Maximum Aggregate Offering Price of $.50 per share in the Registration Statement, the Selling Security Holders at the option of the Company might acquire their shares of common stock underlying the Convertible Notes at a 34% discount.

On or after the effective date of the Registration Statement and October 23, 2008, and with the existence of a public trading market for the Company’s common stock during the twenty days preceding October 23, 2008, and at the option of the Company, the Convertible Notes can convert at 80% of the average of the five lowest closing bid prices for the Company’s common stock for the twenty days preceding (the “Floating Conversion Price”). Based upon the foregoing, the Selling Security Holders at the option of the Company might acquire their shares of common stock underlying the Convertible Notes based upon the Floating Conversion Price at a 20% discount.

•  Whether or not any of the selling shareholders is in the business of buying and selling securities.

None of the Selling Security Holders are regulated as brokers or dealers. Whalehaven Capital Fund Limited is a hedge fund. Alpha Capital Anstalt is a frequent PIPE investor. Monarch Capital Fund Ltd. is a private mutual fund registered in the British Virgin Islands that makes investments in securities of public and private companies. Momona Capital is a private equity fund that makes investments in the securities of public and private companies.

Factors leading to the conclusion this is not a primary offering by the Company.

On October 23, 2007, the Company and 6 accredited investors (the “Investors”) entered a Subscription Agreement (the “Subscription Agreement”) for the sale of securities consisting of $1,200,000 convertible notes (the “Convertible Notes”), 1,500,000 shares of restricted common stock (the “Purchase Shares”) and 9,272,722 Class A and Class B Common Stock Purchase Warrants (the “Warrants”). On October 23, 2007, the initial closing occurred under the Subscription Agreement. At the initial closing, the Company received net proceeds of $531,238 and issued $600,000 in Convertible Notes, 1,500,000 Purchase Shares, 2,818,181 Class A Common Stock Purchase Warrants and 60,600 Legal Fee Shares. The Subscription Agreement contains a grant of registration rights that specifies the Company shall include in the registration statement 175% of the shares issuable upon conversion of the Convertible Notes calculated at the Fixed Conversion Price of $.33 per share and 100% of the shares issuable upon exercise of the Warrants, plus the Purchase Shares, and the Legal Fee Shares.

The Investors were: (1) Roy Warren, (2) Alpha Capital Anstalt, (3) Whalehaven Capital Fund Limited, (4) Monarch Capital Fund Ltd. (5) Momona Capital, and (6) Efcor LLC.
(1) Roy Warren is the Company’s President and its largest stockholder.
(2) Alpha Capital Anstalt is a Lichtenstein corporation. Mr. Konrad Ackerman is a director of Alpha and has voting and investment control over Alpha Capital Anstalt.
(3) The following individuals have voting/investment control over Whalehaven Capital Fund Limited: Michael Finkelstein - Investment Manager, Brian Mazzella - CFO, Arthur Jones - Director, and Trevor Williams - Director.
(4) Monarch Capital Fund Ltd. is a British Virgin Islands Investment Fund managed by Beacon Fund Advisors Ltd. and advised by Monarch Managers Ltd. David Sims and Joseph Franck, the principals, respectively, of the Manager and the Advisor, have voting and investment control with regard to the fund.
(5) Mr. Arie Rabinowitz is the director of Momona Capital and has voting and investment control over Momona Capital.
(6) Corie Schlossberg has voting and investment control over Efcor LLC.

Concurrently, the Company issued 60,600 shares to the Investor’s legal counsel, (7) Grushko & Mittman, P.C., (the “Legal Fees Shares”) and Roy Warren sold 200,000 shares to an accredited investor, (8) SMIVEL LLC (the “Other Shares”).

(7) Mr. Ed Grushko and Ms. Barbara Mittman exercise voting and investment control over Grushko & Mittman, P.C.
(8) Mr. Joe Smith has voting and investment control over SMIVEL LLC.

The registration statement and prospectus relates to the resale by the Selling Security Holders of up to 17,396,964 shares of common stock comprised of:

(I) 1,760,600 shares of common stock (being the shares owned by Momona Capital - 1,470,000, Efcor LLC - 30,000, Grushko & Mittman, P.C. - 60,600, and SMIVEL LLC - 200,000);

(II) 9,272,722 shares of common stock underlying the Warrants (being the Warrants as set forth in the Subscription Agreement: 606,060 warrant shares for resale by Roy Warren, 5,636,362 warrant shares for resale by Alpha Capital Anstalt, 1,818,180 warrant shares for resale by Whalehaven Capital Fund Limited, and 1,212,120 warrant shares for resale by Monarch Capital Fund Ltd.); and

(III) 6,363,642 shares of common stock for resale following conversion of $1,200,000 in Convertible Notes (i.e., 175% of the shares issuable upon conversion of the Convertible Notes).

The Convertible Notes accrue interest at 10% per annum, are due two years after issuance, and provide for amortizing payments of the Principal Amount commencing twelve (12) months after issuance. For the $600,000 Convertible Notes issued on October 23, 2007, starting on October 23, 2008 and the same day of each month thereafter (each a “Repayment Date”), the Company must pay the holder 8.333% of the principal amount of the Convertible Note and any other amounts which are then due and owing (the “Monthly Amount”) See Section 1.2 of the Convertible Notes. Similarly, for the $500,000 Convertible Notes issued on February 15, 2008, starting on February 15, 2009 and the same day of each month thereafter (each a “Repayment Date”), the Company must pay the holder 8.333% of the principal amount of the Convertible Note and any other amounts which are then due and owing (the “Monthly Amount”) See Section 1.2 of the Convertible Notes.

At the Company’s election, the Convertible Notes may be repaid (i) in cash equal to 110% of the Monthly Amount or (ii) in registered common stock at an applied conversion rate equal to the lesser of (A) the Fixed Conversion Price of $.33 per share of common stock, or (B) 80% of the average of the five lowest closing bid prices for the Company’s common stock for the twenty days preceding such repayment date (the “Floating Conversion Price”). However, if the closing price of the Company’s common stock for the ten trading days preceding any repayment date is equal to or greater than 200% of the Fixed Conversion Price (i.e., equal to or greater than $.66 per share), then the Company cannot repay in cash but must repay with shares of common stock at the Fixed Conversion Price of $.33 per share (the “Floating Conversion Price Limitation”). See Section 2.1 of the Convertible Notes.

Therefore, the Company has no obligation to make payments to the holders of the Convertible Notes until October 23, 2008. Moreover, it is impossible to calculate an applied conversion other than the Fixed Conversion Price of $.33 per share of common stock. The Floating Conversion Price and the Floating Conversion Price Limitation cannot be determined until twenty days preceding October 23, 2008 (i.e., the first Repayment Date).

The Convertible Notes, Purchase Shares, Legal Fee Shares, and Warrants issued pursuant to the Subscription Agreement were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D. In the Subscription Agreement, the Investors made extensive representations and warranties regarding their investment intent, including representations that they were purchasing the securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. The Subscription Agreement contains representations that the obligations of each Investor are several and not joint with the obligations of any other Investor, and no Investor is responsible in any way for the performance of the obligations of any other Investor. The decision of each Investor to purchase securities was made by such Investor independently of any other Investor and no action taken by any Investor under the Subscription Agreement (including, but not limited to, the (i) inclusion of a Investor in the Registration Statement and (ii) review by, and consent to, such Registration Statement by an Investor) shall be deemed to constitute the Investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions.

The terms of the Convertible Notes and Warrants have customary anti-dilution provisions under which, among other things, the exercise price of the Warrants adjust if the Company issues or is deemed to have issued common stock at a price below the exercise price of the Fixed Conversion Price of the Convertible Notes. Likewise, the Convertible Notes with the Floating Conversion Price and the Floating Conversion Price Limitation do not include any price “re-sets”, floating price conversion rights or other “toxic” features that have prompted the Staff's concerns regarding “Extreme Convertible” transactions. The Company, not the Investor, controls the decision to repay the Convertible Notes in cash or registered common stock at the lesser of (i) the Fixed Conversion Price or (ii) the Floating Conversion Price. As noted above, the Floating Conversion Price cannot be determined until twenty days preceding October 23, 2008.

Until five years after the date of issuance, if the Company shall issue any common stock except for the Excepted Issuances, prior to the complete exercise of the warrant for a consideration less than $0.50 per share (or the Purchase Price that would be in effect at the time of such issue due to a prior adjustment), then, and thereafter successively upon each such issue, the exercise price shall be reduced to such other lower price for then outstanding warrants. The Class A Warrants, by way of reference to the Subscription Agreement, defines “Excepted Issuances” as (i) full or partial consideration in connection with a strategic merger, acquisition, consolidation or purchase of substantially all of the securities or assets of corporation or other entity which holders of such securities or debt are not at any time granted registration rights, (ii) the Company’s issuance of securities in connection with strategic license agreements and other partnering arrangements so long as such issuances are not for the purpose of raising capital and which holders of such securities or debt are not at any time granted registration rights, (iii) the Company’s issuance of Common Stock or the issuances or grants of options to purchase Common Stock pursuant to stock option plans and employee stock purchase plans described on Schedule 5(d) hereto at prices equal to or higher than the closing price of the Common Stock on the issue date of any of the foregoing, (iv) as a result of the exercise of Warrants or conversion of Notes which are granted or issued pursuant to this Agreement, or that have been issued prior to the Closing Date, the issuance of which has been disclosed in a Registration Statement filed not less than five days prior to the Closing Date, (v) the issuance of up to 1,000,000 Shares of the Company’s Common Stock until March 31, 2008 to attract key employees at valuation not less than the Conversion Price and which holders of such securities are not at any time granted registration rights, (vi) the Company’s issuance of securities as described in NHRA Sponsorship Agreement, (vii) securities issued in payment of outstanding indebtednesses (for non-financing purposes) or to a vendor for professional services, and (vi) the payment of any interest on the Notes and Liquidated Damages pursuant to the Transaction Documents.

We have the option to “call” the exercise of up to 50% of the shares issuable upon exercise of the warrant if, among other things, we have an effective registration statement for the shares underlying the warrant, if within the ten days prior to the notice, our common stock has a closing price as reported by the principal market of 200% of the purchase price for thirty consecutive trading days (“Lookback Period”) and the average daily trading volume during the Lookback Period is not less than 40,000 shares and we are not in default under the warrant, the note or subscription agreement. The holder is not entitled to exercise the warrant, nor may we exercise our right to give a call notice, if the number of shares of our common stock beneficially owned by the holder and its affiliates, including shares to be issued upon exercise of the warrant would result in beneficial ownership by the holder and its affiliates of more than 4.99% of our outstanding common stock on that date. This restriction may be waived, in whole or in part, upon sixty-one days prior notice from the holder to increase the percentage up to 9.99% but not in excess of 9.99%.

According to the Registration Statement and the Company's Quarterly Report on Form 10-QSB for the period ended December 31, 2007, the Company had 6,560,600 shares of common stock outstanding and 1,000,000 share of common stock reserved for issuance under the 2007 Stock Compensation and Incentive Plan.

As disclosed in the Registration Statement, the President of the Company beneficially owns 4,751,164 shares of Common Stock, of which 3,600,000 are presently outstanding. Other than the Company's President, no other stockholder beneficially owned more than 10% of the outstanding Common Stock. The shares covered by the Registration Statement represent approximately 265% of the Common Stock outstanding at the time of the Subscription Agreement, 70% of the fully diluted shares and 588% of the shares outstanding held by non-affiliates of the Company.

Rule 415 Analysis

The securities covered by the Registration Statement are eligible for registration with the Commission under Section 6 of the Securities Act. Further, the transaction is eligible to be made under Rule 415(a)(1)(i) of the Securities Act Rules. In 1983 the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;....”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering. The Company is not eligible to use Form S-3 to effect a primary offering. As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering registered by the Registration Statement is characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Selling Security Holders would not be able to sell their securities at prevailing market prices should a trading market develop in the future) and (ii) the Selling Security Holders would be deemed to be “underwriters” with respect to the resale of their securities (with the attendant liabilities under Section 11 of the Securities Act).

The Staff's interpretation of Rule 415 has an impact on the ability of the Selling Security Holders to make a resale of their securities. A mischaracterization of a registration statement under the Staff’s interpretation of Rule 415 can have a chilling effect on the ability of smaller reporting companies - like the Company - to raise capital, to create jobs, and expand its operations. In our opinion, the Staff should not characterize a secondary offering as being on behalf of a registrant.

The Staff has provided some guidance concerning how the analysis of a particular transaction must be undertaken. In the Telephone Interpretations Manual, the Staff has set forth a detailed analysis of the relevant factors that should be examined. Interpretation D.29 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

In our view, the securities covered by the Registration Statement are eligible for registration with the Commission under Section 6 of the Securities Act, the transaction is eligible to be made under the plain language of Rule 415(a)(1)(i) of the Securities Act Rules and based on a consideration of the factors set forth in the foregoing Interpretation, the Staff should conclude that the Registration Statement relates to a secondary offering and that all of the shares of Common Stock issuable in the Subscription Agreement can be registered for sale on behalf of the Selling Security Holders pursuant to Rule 415.

How Long the Selling Security Holders Have Held the Shares

The Selling Security Holders have had investment risk since October 23, 2007. Grushko & Mittman, P.C., Efcor LLC, Momona Capital, and SMIVEL LLC have held their shares of common stock for over four months. Likewise, Alpha Capital Anstalt, Whalehaven Capital Fund Limited, Roy G. Warren, and Monarch Capital Fund Ltd. have held $600,000 in Convertible Notes, and 2,181,181 Class A Common Stock Purchase Warrants since October 23, 2007. This four month holding period is longer than required by the Staff for valid “PIPE” transactions. Alpha Capital Anstalt, Whalehaven Capital Fund Limited, and Roy G. Warren, and Monarch Capital Fund Ltd. have held $500,000 in Convertible Notes, and 1,515,151 Class A Common Stock Purchase Warrants since February 15, 2008.

In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation. Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement....The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition the holding periods set forth above must be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace. In nearly all of the PIPE transactions that we have participated in, including this one, a registration statement is required to be filed shortly after closing and declared effective shortly thereafter. Many of these transactions have been reviewed by the Staff and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. Indeed, such concerns would be inconsistent with the PIPEs Interpretation. It is noteworthy that the Commission has recently been ruled against in part by three U.S. District Court judges concerning portions of its PIPEs Interpretation. Further, the Commission has announced plans for the Office of the Chief Counsel to simplify staff interpretations going forward by incorporating the telephone interpretations into Compliance and Disclosure Interpretations. We have not found any discussion of asking Congress to amend Section 6 of the Securities Act or of the Commission changing the plain language of Rule 415.

The Circumstances Under Which The Selling Security Holders Received the Securities

The securities covered by the Registration Statement were obtained in valid private placements and those transactions were exempt from registration under Section 4(1) and Section 4(2) of the Securities Act. The terms of the Warrants contain no “toxic” provisions. All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations are false. Indeed, the Company is working on behalf of the Selling Security Holders to complete the Registration Statement and have it declared effective so the shares of common stock can be sold by the Selling Security Holders without violation of the Securities Act.

Registration of shares for resale by the Selling Security Holders represents compliance with the Securities Act and serves to provide the public with current information about the Company. If a trading market develops for the Company’s shares, then the trading market will have timely disclosure of the Company’s performance and plan of operation. There are a number of reasons why investors want shares registered other than to effect an immediate sale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period. In addition, many investors are fiduciaries of other people's money and have a common law duty to act prudently. Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve's margin regulations. Restricted securities are not “margin stock.”

The PIPEs Interpretation supports our view. If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor's representation of investment intent which would destroy any private placement exemption. However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

Furthermore, in the present circumstances it would be virtually impossible for the Investors to effect a distribution of the shares issuable to them in the Subscription Agreement even if they wanted. As indicated above, there were 6 discrete Investors in the Subscription Agreement. Although several of the Investors are affiliated, it would require a conspiracy of massive proportions for all of the Investors to act in concert to effect a distribution of the shares. There is no evidence that the Investors have any plan to act in concert with respect to their shares. Under the Exchange Act, such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act. In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes. See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”). Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

At present, there is no public trading market for the Company’s common stock, but its common stock was publicly traded in the past. The FINRA has reviewed a Form 211 concerning the Company and is waiting for confirmation concerning the effective date of the Registration Statement. It simply strains logic past the breaking point to believe that the Investors have purchased their shares for the purpose of making a distribution. No rational investor would purchase such a large block of shares with the intent of effecting a distribution when there is no current public market for the shares. The concept that the Investors have “freely tradable” shares is far more theoretical than real. For all practical purposes, the Investors are locked into their investments, regardless of whether their shares are registered.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission's own rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is not a scintilla of evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the Subscription Agreement were registered. Again, it is not credible to assume that the 6 Investors in the Subscription Agreement and the 8 Selling Security Holders will somehow band together to distribute their shares. There is not any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. To do so would violate the detailed representations in the Subscription Agreement.

Their Relationship to the Issuer

As described above, a number of the Investors made PIPE investments in a public company previously lead by Mr. Roy G. Warren. The Investors chose to fund the Company based upon its new plan of operation and the leadership of Mr. Warren. Mr. Warren is one of the Investors and has made a significant investment in the Company. As a result, it is not credible to assume that they intend to flip their shares once the Registration Statement is declared effective. Alpha Capital Anstalt, the largest investor in the Subscription Agreement, Whalehave Capital Fund Limited, the second largest investor in the Subscription Agreement, plus Monarch Capital Fund Ltd, Momona Capital, and Efcor LLC had no relationship with the Company before the Subscription Agreement. Alpha Capital Anstalt, Whalehave Capital Fund Limited, Monarch Capital Fund Ltd, and Momona Capital do not acquire securities without having appropriately fulfilled their fiduciary duties by performing a detailed review and analysis of the Company. There is no reason to believe or infer that the Selling Security Holders intend to effect a distribution on behalf of the Company.

The Amount of Shares Involved

The amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. In this case, it appears that the amount of shares being registered has become the only factor which is relevant to the Staff. This single-minded focus on the number of shares is inconsistent with the Interpretation and the facts and circumstances recited above.

As understood by us, several years ago the Staff became concerned about public resales of securities purchased in “toxic” transactions. The Staff believed that public investors were often left “holding the bag” and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock. When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock, sometimes in excess of 100% of the shares previously outstanding. In these situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced downward pressure on the value of their investments. In some cases, the shares held by non-participants in these transactions became worthless.

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the senior Staff members of the Division began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

As understood by us, the Staff was ordered to compare the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer's Annual Report on Form 10-K or Form 10-KSB. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Interpretation. As far as we are aware, no rationale for the one-third threshold has ever been articulated by the Staff, other than that it is an easy criteria to apply. In partial response to criticism over the Staff's interpretive position, we understand that the Staff's focus shifted to “Extreme Convertible” transactions to avoid disrupting PIPE transactions involving real investment risk. As described above, the terms of the Subscription Agreement do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

The availability of the Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares. However, if the Staff's concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff's analysis. It should be obvious that an illegal distribution of shares can take place when the amount of shares involved is less than one-third. In fact, for the reasons described above it is far easier to effect a distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. When investors buy a stake in a smaller reporting company whose shares do not trade, it is virtually impossible for them to exit the stock. Contrary to the Staff's viewpoint, the larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a smaller reporting company with no trading market.

Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies. The exact issuers who are unable to use Form S-3 to register their shares on the shelf and have very limited options to raise funds. In light of the Commission's public commitment to small business issuers, the Staff's focus on these smaller companies is hard to understand. Perhaps the Staff believes that smaller companies are more likely to engage in actions that violate the federal securities laws. However, we are unaware of statistics demonstrating that smaller public companies violate the federal securities laws at a substantially higher rate than do larger publicly companies.

The Staff's focus on sheer numbers of share being registered ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In this case, the Investors evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company's proposed use of proceeds was rational and likely to produce good investment returns. The number of shares they might end up owning if the Company elects to pay the Convertible Notes in common stock at the lesser of (i) the Fixed Conversion Price or (ii) Floating Conversion Price is just a mathematical result. In our experience, PIPE investors don't look to acquire a specific proportion of a company and then calculate an investment amount based on a desired level of ownership. By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies without apparent justification.

The lack of rationality in focusing on the number of shares being registered is amply demonstrated by how the Staff resolves Rule 415 issues. Limiting the number of shares being registered doesn't effect any significant change in the circumstances of a proposed offering. If the Investors are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell. It doesn't change the investment intent of the Selling Security Holders or the ability of the Investors to effect a distribution if, in fact, that was their intent.

The Staff's arbitrary focus on one-third of the public float contradicts its own interpretative positions. For example, Interpretation D.44 of the Telephone Interpretations Manual describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, provides:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.” (emphasis added)

These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts indicate that the affiliate is acting as a conduit for the issuer.

The focus of the Staff on the number of shares being registered appears to be an attempt to resurrect the discredited “presumptive underwriter” doctrine under which the Staff took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering. The presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. June 10, 1983). Recent amendments to Rule 145 have eliminated the presumptive underwriter doctrine in connection with most Rule 145 transactions. There is no principled basis for attempting to apply the doctrine here.

Whether the Sellers are in the Business of Underwriting Securities

None of the Selling Security Holders are in the business of underwriting securities. As described above, most of the investors are private investment funds that buy and sell portfolio securities for their own accounts. All of the Investors represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Act. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

As the facts and analysis above demonstrate, the Selling Security Holder are not engaging in a distribution and are not acting as conduits for the Company. The Registration Statement pertains only to securities which are being offered on behalf of persons other than the Company. Per the Subscription Agreement, the Investors made decisions to invest in the Company, accepted investment risk by acquiring the securities, have held their securities for a period of time that far exceeds the periods sanctioned in the Staff's PIPEs Interpretation, represented their investment intent, disclaimed any intent to illegally distribute their shares, and have no realistic alternative but to hold their securities for the long haul. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares. Although the Investors may acquire a lot of common stock based upon (a) the Company’s election to make payments on the Convertible Notes in common stock at the lesser of (i) the Fixed Conversion Price or (ii) the Floating Conversion Price or (b) through the exercise of the Class A and Class B Warrants, it would be virtually impossible for them to distribute it even if that was their intention. Under the present circumstances, we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, we believe that the Company should be permitted to proceed with the registration of the shares for the Selling Security Holders. No potential violation of Rule 415 exists. If the Registration Statement is declared effective, the public will have been afforded the protections required by the Securities Act.

Staff Comment No. 2. Please provide interest payments in the table, as comment number two of our prior letter dated January 10, 2008 requires.

RESPONSE: We have included additional information and changed the disclosure to read:

DOLLAR AMOUNT OF PAYMENTS TO SELLING SECURITY HOLDERS UNDER THE SUBSCRIPTION AGREEMENT

The table below discloses the dollar amount of each payment (including the value of any payments to be made in common stock) under the October 23, 2007 Subscription Agreement that we have made or will make to each selling security holder, any affiliate of a selling security holder, or any person with whom the selling security holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to finders or placement agents and any other potential payments) excluding repayment of principal on the convertible notes.

Selling Security Holder	Payment Reference	Date	Amount

Grushko & Mittman, P.C. *	Fees and Expense to Investor’s Counsel	Oct. 23, 2007	$51,062

Alpha Capital Anstalt**	Cash Due Diligence Fees	Oct. 23, 2007	$48,000

Alpha Capital Anstalt	Due Diligence Warrants	Oct. 23, 2007	$50,000

Alpha Capital Anstalt	Cash Due Diligence Fees	Second Closing Date	$8,000

Alpha Capital Anstalt**	Cash Due Diligence Fees	Feb. 15, 2008	$40,000

Alpha Capital Anstalt	Future Interest Payments on $300,000 Convertible Note dated October 23, 2007	Oct. 23, 2008 through Oct. 23, 2009	$60,000

Alpha Capital Anstalt	Future Interest Payments on $300,000 Convertible Note dated February 15, 2008	Feb. 15, 2008 through Oct. 23, 2009	$50,383.55

Roy G. Warren	Future Interest Payments on $50,000 Convertible Note dated October 23, 2007	Oct. 23, 2008 through Oct. 23, 2009	$10,000

Roy G. Warren	Future Interest Payments on $50,000 Convertible Note dated February 15, 2008	Feb. 15, 2008 through Oct. 23, 2009	$8,397.26

Whalehaven Capital Fund Limited	Future Interest Payments on $150,000 Convertible Note dated October 23, 2007	Oct. 23, 2008 through Oct. 23, 2009	$30,000

Whalehaven Capital Fund Limited	Future Interest Payments on $150,000 Convertible Note dated February 15, 2008	Feb. 15, 2008 through Oct. 23, 2009	$25,191.78

Monarch Capital Fund Ltd.	Future Interest Payments on $100,000 Convertible Note dated October 23, 2007	Oct. 23, 2008 through Oct. 23, 2009	$20,000

Monarch Capital Fund Ltd.	Future Interest Payments on $100,000 Convertible Note to be issued after effective date of registration statement	????? through Oct. 23, 2009	$16,794.52

Alpha Capital Anstalt, Roy G. Warren, Monarch Capital Fund Ltd., Whalehaven Capital Fund Limited, Grushko & Mittman, P.C., Efcor LLC, and Momona Capital	Liquidated Damages for failure to have registration statement declared effective within 180 days of October 23, 2007 one and one-half percent (1.5%) for each thirty (30) days (or such lesser pro-rata amount for any period of less than thirty (30) days) of the principal amount of the outstanding Notes and purchase price of Purchase Shares, Legal Fee Shares, Shares, Due Diligence Warrant Shares, and Warrant Shares issued upon conversion of Notes and exercise of Warrants held by Subscriber which are subject to such Non-Registration Event.

Alpha Capital Anstalt, Roy G. Warren, Monarch Capital Fund Ltd., Whalehaven Capital Fund Limited, Grushko & Mittman, P.C., Efcor LLC, and Momona Capital	Liquidated Damages for late delivery of Unlegended Shares under the Convertible Notes	$100 per business day after the Delivery Date for each $10,000 of purchase price of the Unlegended Shares subject to the delivery default.

Alpha Capital Anstalt, Roy G. Warren, Monarch Capital Fund Ltd., Whalehaven Capital Fund Limited, Grushko & Mittman, P.C., Efcor LLC, and Momona Capital	Liquidated Damages resulting from a “Buy-In” under the Convertible Notes the Company shall pay in cash to the Subscriber (in addition to any remedies available to or elected by the Subscriber) the amount by which (A) the Subscriber's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (B) the aggregate purchase price of the shares of Common Stock delivered to the Company for reissuance as Unlegended Shares together with interest thereon at a rate of 15% per annum accruing until such amount and any accrued interest thereon is paid in full.

Alpha Capital Anstalt, Roy G. Warren, Monarch Capital Fund Ltd., and Whalehaven Capital Fund Limited	Liquidated Damages for late delivery of Warrants Shares within 3 days of exercise the proportionate amount of $100 per business day after the Warrant Share Delivery Date for each $10,000 of Purchase Price of Warrant Shares for which this Warrant is exercised which are not timely delivered.

Alpha Capital Anstalt, Roy G. Warren, Monarch Capital Fund Ltd., and Whalehaven Capital Fund Limited	Liquidated Damages resulting from a “Buy-In” caused by late delivery of Warrants Shares the Company shall pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (A) the Holder's total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (B) the aggregate Purchase Price of the Warrant Shares required to have been delivered together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full

Alpha Capital Anstalt, Roy G. Warren, Monarch Capital Fund Ltd., and Whalehaven Capital Fund Limited
Mandatory Redemption Payment triggered In the event (i) the Company is prohibited from issuing Shares, (ii) upon the occurrence of any other Event of Default (as defined in the Note or in this Agreement), that continues for more than twenty (20) business days, (iii) a Change in Control, or (iv) of the liquidation, dissolution or winding up of the Company a sum of money determined by multiplying up to the outstanding principal amount of the Note designated by each such Subscriber by 120%, plus accrued but unpaid interest.

* Under the Subscription Agreement, we paid Grushko & Mittman, P.C., who acted as legal counsel for the investors, a cash fee of $20,762 (“Cash Legal Fees”) and 60,600 shares of common stock (“Legal Fee Shares”) for legal fees and expenses. Based our estimate of the proposed maximum aggregate offering price of $.50 per share, the dollar value of the Legal Fee Shares is $30,300.

** Under the Subscription Agreement, we agreed to pay the lead investor, Alpha Capital Anstalt, or its designees due diligence fees of 8% of the purchase price (“Cash Due Diligence Fee”) and to issue 1,000,000 warrants (“Due Diligence Warrants”). The Due Diligence Warrants were issued on October 23, 2007. For this illustration, the Company has estimated the value of the Due Diligence Warrants at $.05 per warrant. The Cash Due Diligence Fees are payable on each Closing Date. Alpha Capital Anstalt designated Libra Finance, S.A. to receive the Cash Due Diligence Fees from the closings on October 23, 2007 and February 15, 2008.

The interest rate on the Convertible Notes is 10% per annum.

Staff Comment No. 3. Please provide the disclosure requested by the last paragraph of comment three of our prior letter dated January 10, 2008. The conversion price, which the prospectus refers to as fixed, is subject to adjustment.

Please provide disclosure explaining the adjustment feature and how it would affect profit. Please advise us of any circumstances causing such an adjustment. In this regard, shares can be issued in lieu of interest and principal payments and the "price" of such shares is at a discount to market. See next paragraph.

The disclosure from page 24 of the prospectus indicates that shares can be issued in lieu of principal and interest payments, and if issued, they are issued at the fixed price or "80% of the average of the five lowest closing bid prices for the common stock as reported for the principal market for the twenty trading days preceding the repayment date." If shares are issued at the 20% discount to market, that discounted price will replace the fixed price. The disclosure reads: "The fixed conversion price and shares to be issued thereunder are subject to adjustment upon events such as merger, reclassification, stock splits and dividends and shares of common stock issued by the company below the fixed conversion price." Please advise us supplementally or revise the disclosure.

RESPONSE: We have modified the disclosure in the Registration Statement. The first table on page 7 has been replaced with the table below and we revised the disclosure on page 24.

POSSIBLE PROFIT TO THE CONVERTIBLE NOTE HOLDERS

The table below illustrates the possible profit the Selling Security Holder could realize from the sale of the common stock underlying the Convertible Notes based on (i) the Fixed Conversion Price (ii) the Floating Conversion Price, and (iii) the Floating Conversion Price Limitation and the number of shares of common stock the Company would be required to issue the Selling Security Holder.

Name of Selling Security Holder	Alpha Capital Anstalt	Monarch Capital Fund Ltd.	Whalehaven Capital Fund Limited	Roy G. Warren
Principal Amount	$600,000	$200,000	$300,000	$100,000

Number of shares of common stock underlying Convertible Note in this Registration Statement	3,181,818	1,060,606	1,590,909	530,303

Possible Profit to Selling Security Holder if Company repays Convertible Note in registered common stock at Fixed Conversion Price of $.33 per share and Selling Security Holder sells those shares at $.50 per share	$309,091	$103,031	$154,546	$51,515

Number of shares of common stock the Company would be required to issue	1,818,182 shares	606,061 shares	909,091 shares	303,030 share

Possible Profit to Selling Security Holder if the Company satisfies the Convertible Note at the Floating Conversion Price with shares trading at $.24 per share (i.e. notes convert at $.19 per share and Selling Security Holder sells those shares at $.24 per share)	$150,000	$50,000	$75,000	$25,000

Number of shares of common stock the Company would be required to issue	3,181,818 shares	1,060,606 shares	1,590,909 shares	530,303 shares

Possible Profit to Selling Security Holder under Floating Conversion Price Limitation with shares trading at $.80 per share (i.e. notes convert at $.33 per share and Selling Security Holder sells those shares at $.80 per share)
Number of shares of common stock the Company would be required to issue
	$854,546 1,818,182 shares	$284,849 606,061 shares	$427,273 909,091 shares	$142,424 303,030 shares

The Convertible Notes accrue interest at 10% per annum, are due two years after issuance, and provide for amortizing payments of the Principal Amount commencing twelve (12) months after issuance. For the $600,000 Convertible Notes issued on October 23, 2007, starting on October 23, 2008 and the same day of each month thereafter (each a “Repayment Date”), the Company must pay the holder 8.333% of the principal amount of the Convertible Note and any other amounts which are then due and owing (the “Monthly Amount”) See Section 1.2 of the Convertible Notes [Exhibit (4)(4) to Registration Statement]. Similarly, for the $500,000 Convertible Notes issued on February 15, 2008, starting on February 15, 2009 and the same day of each month thereafter (each a “Repayment Date”), the Company must pay the holder 8.333% of the principal amount of the Convertible Note and any other amounts which are then due and owing (the “Monthly Amount”). See Section 1.2 of the Convertible Notes [Exhibit (4)(4) to Registration Statement]. At the Company’s election, the Convertible Notes may be repaid (i) in cash equal to 110% of the Monthly Amount on the applicable Repayment Date or (ii) in registered common stock at an applied conversion rate equal to the lesser of (A) the Fixed Conversion Price of $.33 per share of common stock (the Fixed Conversion Price in the table above), or (B) 80% of the average of the five lowest closing bid prices for the Company’s common stock for the twenty days preceding such Repayment Date (“Lookback Period”)(“Minimum Conversion Price”) (the Floating Conversion Price”). If the closing price of the Company’s common stock for the ten trading days preceding any Repayment Date is equal to or greater than 200% of the Fixed Conversion Price (i.e., equal to or greater than $.66 per share), then the Company cannot repay in cash but must repay with shares of common stock at the Fixed Conversion Price of $.33 per share (the “Floating Conversion Price Limitation”). See Section 2.1 of the Convertible Notes [Exhibit (4)(4) to Registration Statement]. The first Repayment Date is October 23, 2008. At the holder’s election, the outstanding Principal Amount of the Note, together with interest, if any, and fees, and any sum arising under the Subscription Agreement, including but not limited to Liquidated Damages, into shares of the Company’s common stock at the Fixed Conversion Price.

Staff Comment No. 4. Please see comment four of our prior letter dated January 10, 2008. Please explain, in the disclosure on page 24, how the adjustment feature to the warrant exercise price works, that is, how the price may adjust. It appears that the warrant agreement adjusts the exercise price downward under section 3.4 of the form of warrant agreement, which you have filed as Exhibit 4.3 to the registration statement. Also, explain in the disclosure in response to comment four how such adjustment can affect profit.

RESPONSE: We have added disclosure on former page 24 concerning the warrants and revised the disclosure concerning the Subscription Agreement and Convertible Notes. It now reads as follows:

Convertible Notes and Warrants

On October 23, 2007, Attitude Drinks entered a Subscription Agreement for the sale of securities consisting of $1,200,000 secured convertible promissory notes, 1,500,000 shares of restricted common stock and 9,272,722 Class A and Class B common stock purchase warrants. The following sets forth a general summary of the terms and conditions thereof. Copies of the transaction documents are filed as exhibits.

Convertible Notes

On October 23, 2007, we entered into an agreement to sell up to $1,200,000 in secured convertible promissory notes (the “Convertible Notes”). The Convertible Notes accrue interest at 10% per annum, are due two years after issuance, and provide for amortizing payments of the Principal Amount commencing twelve (12) months after issuance. For the $600,000 Convertible Notes issued on October 23, 2007, starting on October 23, 2008 and the same day of each month thereafter (each a “Repayment Date”), the Company must pay the holder 8.333% of the principal amount of the Convertible Note and any other amounts which are then due and owing (the “Monthly Amount”) See Section 1.2 of the Convertible Notes [Exhibit (4)(4) to Registration Statement]. Similarly, for the $500,000 Convertible Notes issued on February 15, 2008, starting on February 15, 2009 and the same day of each month thereafter (each a “Repayment Date”), the Company must pay the holder 8.333% of the principal amount of the Convertible Note and any other amounts which are then due and owing (the “Monthly Amount”). See Section 1.2 of the Convertible Notes [Exhibit (4)(4) to Registration Statement]. At the Company’s election, the Convertible Notes may be repaid (i) in cash equal to 110% of the Monthly Amount on the applicable Repayment Date or (ii) in registered common stock at an applied conversion rate equal to the lesser of (A) the Fixed Conversion Price of $.33 per share of common stock (the Fixed Conversion Price in the table above), or (B) 80% of the average of the five lowest closing bid prices for the Company’s common stock for the twenty days preceding such Repayment Date (“Lookback Period”)(“Minimum Conversion Price”) (the Floating Conversion Price”). If the closing price of the Company’s common stock for the ten trading days preceding any Repayment Date is equal to or greater than 200% of the Fixed Conversion Price (i.e., equal to or greater than $.66 per share), then the Company cannot repay in cash but must repay with shares of common stock at the Fixed Conversion Price of $.33 per share (the “Floating Conversion Price Limitation”). See Section 2.1 of the Convertible Notes [Exhibit (4)(4) to Registration Statement]. The first Repayment Date is October 23, 2008. At the holder’s election, the outstanding Principal Amount of the Note, together with interest, if any, and fees, and any sum arising under the Subscription Agreement, including but not limited to Liquidated Damages, into shares of the Company’s common stock at the Fixed Conversion Price. The holder is not entitled to convert the note, if the number of shares of our common stock beneficially owned by the holder and its affiliates, including shares to be issued upon conversion of the note would result in beneficial ownership by the holder and its affiliates of more than 9.99% of our outstanding common stock on that date. This restriction may be waived, in whole or in part, upon sixty-one days prior notice from the holder to increase the percentage up to 9.99% but not in excess of 9.99%. The shares to be issued as repayment are subject to adjustment upon events such as merger, reclassification, stock splits and dividends and shares of common stock issued by the company below the fixed conversion price. We are required to reserve from our authorized and unissued common stock not less than 175% of the number of shares to provide for issuance upon full conversion of the Convertible Notes at $.33 per share.

Events of default under the Convertible Notes generally include failure to pay principal and interest within five days after the due date; breach of any covenant (continuing for a period of ten days) or material representation or warranty in the subscription agreement, note or transaction document; appointment of receiver or trustee; entry of filing of any money judgment, writ or similar process for more than $100,000, that remains for a period of 45 days; failure to comply with certain listing or filing requirements in the subscription agreement; bankruptcy, insolvency, reorganization or liquidation proceedings; delisting of the common stock from any principal market for a period of seven consecutive trading days; a SEC or judicial stop trade on the company’s common stock that lasts for five or more consecutive trading days; failure to timely deliver common stock per the note or subscription agreement; a non-registration event as described in the subscription agreement; effectuation of a reverse split without twenty days prior written notice; failure to reserve the amount of common stock required under the note and subscription agreement; the restatement of the company’s financial statements for any date or a period from two years prior to the issue date of the note until it is no longer outstanding, if such restatement would have a materially adverse effect; and the occurrence of any event of default under any other note issued in the transaction.

Class A Warrants

On October 23, 2007, we agree to issue Class A Warrants in connection with our $1,200,000 financing. We issued Class A Warrants to purchase 2,818,182 shares of common stock at an exercise price of $0.50 per share, subject to standard anti-dilution adjustment as set forth in the warrants. The Class A Warrants expire five years after the date of issuance, have registration rights, and have anti-dilutive protection for certain share issuances by the company as set forth in the warrant. Until five years after the date of issuance, if the Company shall issue any common stock except for the Excepted Issuances, prior to the complete exercise of the warrant for a consideration less than $0.50 per share (or the Purchase Price that would be in effect at the time of such issue due to a prior adjustment), then, and thereafter successively upon each such issue, the exercise price shall be reduced to such other lower price for then outstanding warrants. The Class A Warrants, by way of reference to the Subscription Agreement, defines “Excepted Issuances” as (i) full or partial consideration in connection with a strategic merger, acquisition, consolidation or purchase of substantially all of the securities or assets of corporation or other entity which holders of such securities or debt are not at any time granted registration rights, (ii) the Company’s issuance of securities in connection with strategic license agreements and other partnering arrangements so long as such issuances are not for the purpose of raising capital and which holders of such securities or debt are not at any time granted registration rights, (iii) the Company’s issuance of Common Stock or the issuances or grants of options to purchase Common Stock pursuant to stock option plans and employee stock purchase plans described on Schedule 5(d) hereto at prices equal to or higher than the closing price of the Common Stock on the issue date of any of the foregoing, (iv) as a result of the exercise of Warrants or conversion of Notes which are granted or issued pursuant to this Agreement, or that have been issued prior to the Closing Date, the issuance of which has been disclosed in a Registration Statement filed not less than five days prior to the Closing Date, (v) the issuance of up to 1,000,000 Shares of the Company’s Common Stock until March 31, 2008 to attract key employees at valuation not less than the Conversion Price and which holders of such securities are not at any time granted registration rights, (vi) the Company’s issuance of securities as described in NHRA Sponsorship Agreement, (vii) securities issued in payment of outstanding indebtednesses (for non-financing purposes) or to a vendor for professional services, and (vi) the payment of any interest on the Notes and Liquidated Damages pursuant to the Transaction Documents.

We have the option to “call” the exercise of up to 50% of the shares issuable upon exercise of the warrant if, among other things, we have an effective registration statement for the shares underlying the warrant, if within the ten days prior to the notice, our common stock has a closing price as reported by the principal market of 200% of the purchase price for thirty consecutive trading days (“Lookback Period”) and the average daily trading volume during the Lookback Period is not less than 40,000 shares and we are not in default under the warrant, the note or subscription agreement. The holder is not entitled to exercise the warrant, nor may we exercise our right to give a call notice, if the number of shares of our common stock beneficially owned by the holder and its affiliates, including shares to be issued upon exercise of the warrant would result in beneficial ownership by the holder and its affiliates of more than 4.99% of our outstanding common stock on that date. This restriction may be waived, in whole or in part, upon sixty-one days prior notice from the holder to increase the percentage up to 9.99% but not in excess of 9.99%.

Class B Warrants

Under the Subscription Agreement dated October 23, 2007, we are also obligated to issue Class B Warrants. Upon exercise of a Class A Warrant, the holder of the warrant shall receive one warrant share and one Class B Warrant. The exercise price of the Class B Warrant shall be equal to 150% of the exercise price of the Class A warrant in effect at such time of exercise, subject to reduction as set forth in the Class B Warrant. As such, the exercise price of the Class B Warrant would be $.75 per share. For both Class A and Class B Warrants, the warrant exercise price and number of warrant shares issuable upon exercise of the warrants shall be equitably adjusted to offset the effect of stock splits, stock dividends, and similar events as described in the subscription agreement and warrants.
Staff Comment No. 5. Your response to comment number five of our prior letter dated January 10, 2008 does not take into account the possible adjustments to the note conversion price and warrant exercise prices. Please provide appropriate disclosure.

RESPONSE: We believe the revised table in response to Staff Comment No. 3 and the added disclosure on former page 24 concerning the warrants in response to Staff Comment No. 4 makes appropriate disclosure.

Staff Comment No. 6. Please add a risk factor that discloses: the possible downward adjustments to the conversion price of the debentures and exercise prices of the warrants; and that the issuance of shares for principal and interest payments at a discount to market will also lower the conversion rate on the debentures and lower the exercise price of the warrants. That, in turn, will cause you to issue many more shares causing greater dilution to current investors and depressing market prices for the stock.

RESPONSE: We have added a risk factor that states:

PROVISIONS IN OUR AGREEMENT WITH THE SELLING SECURITY HOLDERS MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE

•	If we use shares of common stock to repay the Convertible Notes, the existing common stockholders will suffer substantial dilution to their ownership percentage in our capital stock.

•
Repayment of the Convertible Notes in shares will dilute the ownership percentage of existing common stockholders. Due to the Floating Conversion Price, if the closing price of our common stock is below $.4125 per share during the 20 days preceding a Repayment Date, the existing common stockholders will suffer more dilution.

•
If the closing price of our common stock is above $.66 per share, the possible profit to the Selling Security Holders increases the likelihood they will sell their shares and that may cause the price of our common stock to decline.

•	The anti-dilution protection clauses in our agreements with Selling Security Holders impose substantial limitations on our ability to secure additional funding.

Staff Comment No. 7. Please ensure that you file all schedules and exhibits to Exhibit 10.1 to this registration statement, that is, the Subscription Agreement.

RESPONSE: We have included schedules and exhibits to Exhibit 10.1 and added additional exhibits that are listed on page 83.

We will wait a few days before we contact the Commission concerning the Registration Statement.

Sincerely yours,
/s/ Richard O. Weed
Richard O. Weed Managing Partner